Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

FEBRUARY NEWSLETTER

March 3, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Main Events

December and January saw two milestone events for Kimber: first, the listing of Kimber’s shares on the American Stock Exchange and, second, launching of the financing which was closed on March 1 with over C$14 million raised.

Period Covered

This newsletter was due to cover December and January and be released in early February, but to comply with US Securities regulations there could be no discussion of the financing announced on January 31 prior to it being closed. For this reason, this newsletter was postponed and now includes February.

The Financing

The C$14M just raised was part brokered and part non-brokered. A portion of the non-brokered came with a finder's fee. Averaged across the entire sum the cost in broker's  fees and commissions was 3%. The discount to the average of the closing share price for the five days ending on February 20, when the issue was priced, was 8.8%. No warrants or brokers' warrants were issued with the shares.

Since the financing price was announced on February 20, our share price has increased, possibly in recognition that cashed-up companies are better positioned to perform than others.  Assuming the in-the-money warrants are exercised by their due date on March 8, the recent financing combined with current cash will total over C$20M. We have specific uses for these funds: principally drilling on the Carotare and El Orito Norte, completion of drilling on the Carmen deposit, and advancing towards production.

American Stock Exchange Listing

On December 22, 2005, after many months of preparation, Kimber was listed on the American Stock Exchange (AMEX). This listing has reduced barriers to trading Kimber shares in the United States, where some institutional and individual investors had been waiting for Kimber to become listed. Since the listing, our volume and liquidity has increased, the share price strengthened, and it has become very apparent that the listing has filled a need for both investors and the Company.  Kimber had the honour of ringing the bell to open trading on the Amex on February 1. A video of this ceremony can be seen at http://www.kimberresources.com/media.html.

Financings and Share Dilution

Often, when Kimber announces a financing, we get calls from a few investors concerned about share dilution. Kimber’s business (and the business of any company at the same stage of development) is to raise money by selling shares and using the proceeds to create value which is a multiple of the amount raised. The cost of our resources to date has been about US$7 in on-property expenditure per gold-equivalent resource ounce (in all categories, including Inferred). Assuming success and using C$10 per resource ounce for simplicity, each million ounces will cost about C$10,000,000 to demonstrate.

Management’s objective is to increase resource ounces on the mapped and sampled portion of the Monterde property to at least three million gold-equivalent ounces from the current 1.6 million (in all categories, as shown in the table on Page 5). Obviously, there can be no certainties that our objectives will be realised, but these are well-founded estimates based on our experience with drilling the Monterde property.

We will succeed in adding shareholder value for as long as we can continue to add Resource ounces for about C$10/oz and have Resource ounces recognised by the market at US$40/oz or better. Reserve valuations are even higher, generally well over US$100 per ounce in today’s market.

The diagram below shows how the amount of gold and silver in Measured & Indicated (the only categories which can be advanced to Reserves) represented by each share has increased despite more shares being issued. (For a chart showing how resources have increased since 2002, see the newsletter for November.)

We add value in two ways: by increasing the number of Resource ounces and by upgrading those Resources to Measured & Indicated, then to Reserves, and ultimately to production. As shown below, production valuations (recently over $3,000 per annual ounce) are higher than for in-place valuations of either Resources or Reserves. Resources now demonstrated on the Monterde property put the Company at the yellow dot on the Resource bar.  If Kimber reaches its stated objective of three million resource ounces it will be well positioned to follow the blue arrows to a much higher valuation.

AGM

The Annual General Meeting held on December 9th, 2005 was well attended. In addition to management’s slide presentation on the Company’s progress, there was a presentation by Jim Puplava, a major shareholder and director of Kimber, on gold, silver and the junior mining companies. Both presentations are available on Kimber’s website.

Progress in the Field

The second reverse circulation drill rig returned to the site in December, following a major overhaul. Until then we were using a single drill but working it with two 12-hour shifts. With only one drill for all of November and some of December, we were unable to resume work on the El Orito Norte or the Carotare. Only two holes were completed on the El Orito Norte before year-end. Since then road work has been creating better access in preparation for a substantial drill program in the months ahead. The second drill period of the year began on February 9 with both drills on the Carmen deposit. One drill has now been moved to the Carotare. Preparation of access roads continues on the El Orito Norte.

Pre-feasibility

The pre-feasibility study expected on the Carmen by the end of April will be a major milestone, but it will not define the entire deposit. A further 20,000 to 30,000 metres (60 to 100 holes) are needed to complete the drilling. At the same time, drilling will be directed at developing resources on the Carotare and El Orito Norte so that feasibility studies can be based on all the local sources of feed for mill and heap.

Google Earth

As mentioned in the previous news release there is now a Google Earth “placemark” file on our website that shows the topography of the Monterde property and the location of drill holes. Although Kimber is not the first to use this software to showcase a mineral property, we think we are the first to use it in such a comprehensive way. Nearly every drill hole published in the resource estimates has been plotted. Drill intercepts can be obtained with the click of a mouse. The outline of the Monterde property is shown together with improved ground resolution from air photos. More data will be added as it comes available. For details see: http://www.kimberresources.com/monterde3d.html

Next Steps

The Monterde property will generate a lot of information in the months ahead. In addition to publication of the pre-feasibility study we expect to see an updated resource estimate on the Carmen incorporating drilling since August 2005, as well as extensive drilling on the Carotare and El Orito Norte.

Robert Longe, P.Eng

President and CEO

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. A pre-feasibility study is expected on the Carmen deposit in April 2006.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

Resources on the Monterde Property

Resource Category	Tonnes	Au g/t	Ag g/t	Gold, ounces	Silver, Ounces	Gold-equivalent ounces
MEASURED	17,737,000	0.86	59	488,900	33,366,000	878,000
INDICATED	5,332,000	0.86	45	147,100	7,690,600	236,500
MEASURED+INDICATED	23,068,000	0.86	55	636,000	41,056,700	1,114,500
INFERRED	11,556,000	0.93	36	343,900	13,201,800	497,800

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.